For more information contact:
                                          C. J. Monsma (919/775-2201)



FOR IMMEDIATE RELEASE


Sanford, NC, August 14, 1998 - TRION, INC.  (NASDAQ: TRON)
Trion announced today that it has entered into a definitive agreement to be acquired by McLeod Russel Holdings PLC in a merger transaction. Each outstanding share of Trion would be converted in the merger into $7.27 per share in cash. The directors of Trion and McLeod Russel are unanimously recommending the merger transaction to their respective shareholders. The transaction would be subject to approval of the respective shareholders of Trion and McLeod Russel and to the receipt of any necessary governmental
approvals.   Trion's management team, led by Steven L. Schneider, will remain in place, strengthening McLeod Russel's existing North American management.

McLeod Russel is an international company located in the United Kingdom and listed on the London Stock Exchange with subsidiaries in Europe and North America, which specializes in clean air filtration systems and surface coating products. McLeod Russel has arranged definitive financing for the transaction.

Mr. Schneider, Chief Executive Officer of Trion, commenting upon the transaction said: "McLeod Russel and Trion are an excellent match and we look forward to expanding our current offerings to all customers. As a leader in US clean air systems business with a well- established name and market position, we will benefit from McLeod Russel's leading position in Europe and their determined focus upon building an international clean air group uniquely combining media technology, clean air technology and systems know-how."

(more)

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Trion, Inc.
August 14, 1998



McLeod Russel's Chief Executive, Ian Hazlehurst, commented: "The acquisition of Trion is a major step in McLeod Russel's development of its international clean air business. Combining our respective businesses provides us with a stronger platform to serve the important North American market with a unique range of products. Trion's products will complement and broaden our existing product offering in Europe. Our existing North American business will be strengthened by the addition of Trion's proven management team led by Steve Schneider."

On August 10, 1998 the Company settled a lawsuit pending against it for $2.9 million in cash, payable by the Company one-half by September 9, 1998 and one-half not later than January 10, 1999. As a result of this settlement, the Company's previously announced results for the second quarter of 1998 have been revised to reflect a loss of $1,243,000 for the second quarter, and a loss of $972,000 for the first half of 1998, after the net charge of $1,881,000 associated with the settlement.

Trion, a leader in indoor air quality (IAQ) since 1947, specializes in products that focus on health and safety with specific emphasis on the environment in industry and the home. Trion is a publicly traded company and is listed as TRON on the NASDAQ exchange.
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